UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

RAPT THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

REDROSE ACQUISITION CO.,

GLAXOSMITHKLINE LLC

and

GSK PLC

(Names of Filing Persons - Offerors)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

75382E208

(Cusip Number of Class of Securities)

David Rea

GlaxoSmithKline LLC

1250 South Collegeville Road

Collegeville, PA 19426

+1 215-219-7521

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George Karafotias

Beth Troy

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, New York 10022

Telephone: +1 (212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), (ii) GlaxoSmithKline LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Ultimate Parent (“Parent”), and (iii) Redrose Acquisition Co., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Parent on February 2, 2026 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (each, a “Share” and, collectively, the “Shares”), of RAPT Therapeutics, Inc., a Delaware corporation (the “Company”), for $58.00 per Share in cash (such amount or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), without interest, subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired, as scheduled, at one minute following 11:59 P.M., Eastern Time, on March 2, 2026 (such date and time, the “Expiration Time”), and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 30,137,567 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 93.36% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Condition has been satisfied.

All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment, and will cause the Depositary to pay for, as promptly as practicable, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that, together with the Shares owned by Parent and its wholly owned subsidiaries, is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, Ultimate Parent, Parent and Purchaser intend to complete the acquisition of the Company through the Merger, as promptly as practicable and without a meeting of stockholders of the Company, with the Company continuing as the surviving corporation in the Merger and a direct wholly owned subsidiary of Parent.

Following the consummation of the Merger, all Shares will be delisted from the Nasdaq. Ultimate Parent, Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 3, 2026

GLAXOSMITHKLINE LLC

By:	/s/ Justin Huang
Name: Justin Huang
Title: Secretary

REDROSE ACQUISITION CO.

By:	/s/ Justin Huang
Name: Justin Huang
Title: Director, President and Secretary

GSK PLC

By:	/s/ David Redfern
Name: David Redfern
Title: Authorized Signatory

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